SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Millicom International Cellular S.A.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L6388F110

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L6388F110

1.	Names of Reporting Persons. SOCIETE GENERALE SA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship or Place of Organization Paris, France

	5.	Sole Voting Power 13,744,989
Number of Shares Beneficially Owned by Each Reporting Person With:	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,744,989
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,744,989
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NA
11.	Percent of Class Represented by Amount in Row (9) 8.04%[1]
12.	Type of Reporting Person (See Instructions) FI

Item 1(a).	Name of Issuer: Millicom International Cellular SA
Item 1(b).	Address of Issuer's Principal Executive Offices: 2, Rue du Fort Bourbon L-1249 Luxembourg Grand-Duchy of Luxembourg
Item 2(a).	Name of Person Filing: Societe Generale SA
Item 2(b).	Address of Principal Business Office: 29 Boulevard Haussmann 75009 Paris France
Item 2(c).	Citizenship: France
Item 2(d).	Title of Class of Securities: Common Shares
Item 2(e).	CUSIP Number: L6388F110
Item 3.	**If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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[1] Calculated based on the 170,867,213 Common Shares, par value $1.50 per share (the "Common Shares") outstanding as of June 30, 2022, as described in the Current Report on Form 6-K filed by the issuer with the Securities and Exchange Commission on July 28, 2022.

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ A group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: A société anonyme incorporated under the laws of France

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a)   Amount beneficially owned: 13,744,989

   As of the date hereof, the reporting person is the beneficial owner of: (i) 12,233 Common Shares and (ii) 13,732,756 Swedish Depositary Receipts which may be exchanged for Common Shares on a one-for-one basis at any time.

b)   Percent of class: 8.04%

c)   Number of shares as to which the person has:

   (i)   Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto

   (ii)   Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

   (iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

   (iv)   Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Societe General Americas Securities, LLC.

Date: February 6, 2023

By: /s/ David Scianablo
Name: David Scianablo
Title: Director – Compliance Control Room

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)